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Manuel Garciadiaz

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	tel: 1-212-450-6095 manuel.garciadiaz@davispolk.com

Confidential

July 19, 2019

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Dear Sir/Madam:

Our client, Natura &Co Holding S.A., a sociedade por ações, or a stock corporation organized under the laws of Federative Republic of Brazil (the “Registrant”), has submitted a draft initial Registration Statement on Form F-4 (the “Draft Initial Registration Statement”) to the staff of the U.S. Securities and Exchange Commission (the “Commission”) for confidential nonpublic review, with an effective filing date of July 19, 2019. The Draft Initial Registration Statement relates to a proposed registration of the offering of the Registrant’s common stock in connection with a proposed business combination transaction.

The Registrant is a “foreign private issuer,” as defined in Rule 405 of Regulation C under the U.S. Securities Act of 1933, as amended, and Rule 3b-4 under the U.S. Securities Exchange Act of 1934, as amended. In accordance with the non-public submission policy of the Commission for foreign private issuers, the Draft Initial Registration Statement was submitted to the staff of the Commission in draft, unsigned form and on a confidential basis.

Please contact me at 1-212-450-6095 if you have any questions about this confidential submission.

Sincerely,

/s/ Manuel Garciadiaz

Manuel Garciadiaz

cc:	Itamar Gaino Filho, Natura &Co Holding S.A. Ting S. Chen, Cravath, Swaine & Moore LLP Scott A. Barshay, Paul, Weiss, Rifkind, Wharton & Garrison LLP Ginny Edwards, Avon Products, Inc.